

January 27, 2011

James I. Freeman
Chief Financial Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

> **Re: Dillard's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed March 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 001-06140**

Dear Mr. Freeman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Risk Factors, page 3

1. We note the last sentence in the first paragraph in which you state that additional risks that are presently unknown or that you currently consider immaterial may also impact your operations. Please delete this sentence as all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Signatures, page 41

2. We note that your principal financial and accounting officer signed the Form 10-K under the caption for the person signing on behalf of the registrant. We further note that his signature under the caption that indicates he is signing in his individual capacity does not indicate that he is signing in his capacities as the principal financial and accounting officer. Please revise in future filings to provide for signatures as

provided in the form. In this regard, please confirm to us whether Mr. Freeman signed the second signature block in his individual capacities as the principal financial and accounting officer, but omitted to provide such designation. Please also revise the second signature block to reflect that several of the persons signing on behalf of the registrant are signing in their *capacities* as both officers and directors. Please see Form 10-K and General Instructions D(2)(a) and (b).

Definitive Proxy Statement on Schedule 14A

Proposal 1. Election of Directors, page 6

3. Please clarify the entire five year biography for each of the persons by including dates. Please see Item 401(e) of Regulation S-K. Please provide us with your proposed disclosure in this regard.

Information regarding the Board and its Committees, page 9

4. We note your statement that "[d]iversity is an important consideration in Board composition and is discussed as a factor in connection with each candidate." Please enhance your disclosure to discuss *how* the Board considers diversity and provide us with your proposed disclosure. Please see Item 407(c)(2)(vi) of Regulation S-K.

Outstanding Equity Awards at 2008 Fiscal Year-End, page 25

5. Please provide this information as of the end of your fiscal year, January 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney at (202) 551-3535 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Steven K. Nelson
        Chris Johnson